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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                             TALLEY INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   874687 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                   Patrick J. Gilmartin, One William Street,
                    New York, New York, 10004 (212)425-3220
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 3, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


----------------------------                          --------------------------
CUSIP NO.   874687 10 6                                    PAGE  2  OF  7  PAGES
----------------------------                          --------------------------
--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John J. McMullen    ###-##-####
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)  [ ]
                                                                     (B)  [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       N/A
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY            0
     OWNED BY         ----------------------------------------------------------
       EACH           8    SHARED VOTING POWER
     REPORTING
      PERSON               0
       WITH           ----------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                           0
                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0
--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON*

  14   IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------                          --------------------------
CUSIP NO.   874687 10 6                                    PAGE  3  OF  7  PAGES
----------------------------                          --------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Patrick J. Gilmartin, as trustee of The John J. McMullen Charitable
       Trust and The Second John J. McMullen Charitable Trust I.D.
       No.:###-##-####
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) [ ] (B) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       N/A
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY            0
     OWNED BY         ----------------------------------------------------------
       EACH           8    SHARED VOTING POWER
     REPORTING
      PERSON               0
       WITH           ----------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                           0
                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0
--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON*

  14   IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       SCHEDULE 13D

----------------------------                          --------------------------
CUSIP NO.   874687 10 6                                    PAGE  4  OF  7  PAGES
----------------------------                          --------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       U.S. Trust Company of New York, as trustee of The John J. McMullen Charitable Trust and The Second John J. McMullen Charitable Trust
       I.D. No.:13-381-8954
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [ ]
                                                                       (B) [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       N/A
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY            0
     OWNED BY         ----------------------------------------------------------
       EACH           8    SHARED VOTING POWER
     REPORTING
      PERSON               0
       WITH           ----------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                           0
                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0
--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON*

  14   CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 5 of 7 Pages


                                  SCHEDULE 13D
                                (Amendment No. 7)

      This Amendment No.7 filed by John J. McMullen ("JJM"), Patrick J. Gilmartin ("PJG"), as trustee of The John J. McMullen Charitable Trust and The Second John J. McMullen Charitable Trust (together, the "Trusts"), and U.S. Trust Company of New York ("U.S. Trust," and together with PJG, the "Trustees"), as trustee of the Trusts, amends the joint statement of JJM and Wells Fargo Bank, N.A., Trustee (the "Voting Trustee"), on Schedule 13D dated March 17, 1988, as amended by Amendment No. 1 dated May 9, 1990, as amended and restated in its entirety by Amendment No. 2 dated February 14, 1996, as amended by Amendment No. 3 dated June 3, 1996, as amended by Amendment No. 4 dated July 10, 1996, as amended by Amendment No. 5 dated November 14, 1996, and as amended by Amendment No. 6 dated June 17, 1997. Except as amended by this Amendment No. 7, the joint statement of JJM and Voting Trustee is unchanged.

Item 4 (Purpose of Transaction) is amended by adding the following:

            On December 3, 1997, JJM transferred 600,000 shares of the issuer's Common Stock to The John J. McMullen Charitable Trust and 402,930 shares to The Second John J. McMullen Charitable Trust, as gifts to the Trusts. PJG and U.S. Trust are co-trustees of the Trusts. Following such transfer, JJM has no further interest in any of the shares transferred to the Trusts. JJM expressly disclaims ownership of such shares or membership in any group with respect to any securities of the issuer. The Trustees expressly disclaim ownership of any shares of the issuer's Common Stock held by JJM or membership with JJM in any group with respect to any securities of the issuer.

            On December 4, 1997, JJM tendered 702,919 shares of the issuer's Common Stock to Carpenter Technology Corporation ("Carpenter") at a price of $12.00 per share, pursuant to the offer (the "Offer") set forth in Carpenter's Offer to Purchase dated October 2, 1997 and the related Letter of Transmittal, each as amended through December 4, 1997. On December 5, 1997, Carpenter announced that all shares tendered in the Offer had been accepted for payment by Carpenter. As of such date, JJM has no further interest in any shares of Common Stock of the issuer and has ceased to be the beneficial owner of five percent or more of such Common Stock.

            Also on December 4, 1997, the Trustees tendered 600,000 shares of the issuer's Common Stock on behalf of The John J. McMullen Charitable Trust and 402,930 shares of the issuer's Common Stock on behalf of The Second John J. McMullen Charitable Trust pursuant to the Offer. As of December 5, 1997, neither the Trusts nor the Trustees beneficially own, or have any further interest in, shares of Common Stock of the issuer.

                                                               Page 6 of 7 Pages


Item 5 (Interest in Securities of the Issuer) is amended by adding the following:

            Reference is made to cover pages 2, 3 and 4 for information amending
      Item 5(a) and (b). Reference is made to Item 4 for information amending
      Item 5(c) and (e).

Items 7 (Material to Be Filed as Exhibits) is amended by adding the following:

      Exhibit 99.1   Joint Filing Agreement

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:      As of December 12, 1997



                                /s/ John J. McMullen
                                ----------------------------------
                                John J. McMullen


Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:      As of December 12, 1997



                                /s/ Patrick J. Gilmartin
                                -----------------------------------------------
                                Patrick J. Gilmartin, as trustee of The John J. McMullen Charitable Trust and The Second John J. McMullen CharitableTrust

                                                               Page 7 of 7 Pages

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:      As of December 12, 1997



                               /s/ U.S. Trust Company of New York
                               -------------------------------------------------
                               U.S. Trust Company of New York, as trustee of The John J. McMullen Charitable Trust and The Second John J. McMullen CharitableTrust